                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                               (Amendment No. 2)

                   Under the Securities Exchange Act of 1934

                     PROJECT SOFTWARE & DEVELOPMENT, INC.
                     ------------------------------------
                               (Name of Issuer)

                    Common Stock, $0.01 par value per share
                    ---------------------------------------
                        (Title of Class of Securities)

                                  743 39P 101
                                  ------------
                                (CUSIP Number)

Robert L. Daniels, c/o Project Software & Development, Inc., 20 University Road
-------------------------------------------------------------------------------
                 Cambridge, Massachusetts 02138 (617-661-1444)
                 ---------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                April 15, 1997
                        --------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 743 39P 101                                    PAGE 2 OF 9 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Robert L. Daniels, in his individual capacity

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

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      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.

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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,117,002
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,139,631

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,139,631

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      22.0%

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      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 743 39P 101                                    PAGE 3 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Susan H. Daniels, in her individual capacity

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not applicable

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          43,500
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             43,500

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          1,059,629
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,059,629

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      10.9%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 743 39P 101                                    PAGE 4 OF 9 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Robert L. Daniels, as Trustee of the 1996 Daniels Voting Trust

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      Not applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6


------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          2,038,758
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          1,016,129
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,038,758

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      21.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO

------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP No. 743 39P 101                                          Page 5 of 9 Pages


     This Amendment No. 2, dated April 15, 1997, hereby amends the Schedule 13D filed by Robert L. Daniels, Susan H. Daniels and Robert L. Daniels, as trustee of the 1996 Daniels Voting Trust. The amendments to items 2 and 5 reflect the transfers and sales of shares described in item 5(c) below; the amendment to item 4 reflects a change in the plans of Robert L. Daniels and Susan H. Daniels with respect to the possible sale of their shares.

ITEM 2.   IDENTITY AND BACKGROUND

     Item 2 is hereby amended to read in its entirety as follows:

          This Schedule is being filed pursuant to Rule 13d-1(a) on behalf of each of Robert L. Daniels, in his individual capacity, Susan H. Daniels, in her individual capacity, and Robert L. Daniels, as Trustee of the 1996 Daniels Voting Trust. Under Section 13(d) of the Securities Exchange Act of 1934, Robert L. Daniels, Susan H. Daniels and Robert L. Daniels, as Trustee of the 1996 Daniels Voting Trust, may be deemed to be a "group."

          Mr. Daniels is the Trustee of the 1996 Daniels Voting Trust. After giving effect to recent transfers and sales of common stock described in item 5(c) below, 2,038,758 shares are subject to the 1996 Daniels Voting Trust of which 1,022,629 are owned beneficially by Mr. Daniels and 1,016,129 shares are owned beneficially by Mrs. Daniels. Mr. Daniels owns 1,117,002 shares of common stock of the issuer free of trust and Mrs. Daniels owns 43,500 shares free of trust. Robert L. Daniels and Susan H. Daniels are divorced.

          Each of Robert L. Daniels, Susan H. Daniels and Robert L. Daniels, as Trustee of the 1996 Daniels Voting Trust disclaims beneficial ownership of all shares owned by the others for purposes of Section 16 of the Securities Exchange Act of 1934, as amended.

          (a)  Robert L. Daniels

          (b) c/o Project Software & Development, Inc., 20 University Road, Cambridge, Massachusetts 02138

          (c) Chairman of the Executive Committee, Project Software & Development, Inc., 20 University Road, Cambridge, Massachusetts 02138

                                 SCHEDULE 13D

CUSIP No. 743 39P 101                                          Page 6 of 9 Pages


          (d) Mr. Daniels has not been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Mr. Daniels has not during the last five years been a party to civil proceedings of a judicial or administrative body of competent jurisdiction and as a result of which proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

          (f)  Mr. Daniels is a citizen of the United States of America.

          (a)  Susan H. Daniels

          (b)  33 Circuit Road, Brookline, Massachusetts  02167

          (c)  At home.

          (d) Mrs. Daniels has not been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Mrs. Daniels has not during the last five years been a party to civil proceedings of a judicial or administrative body of competent jurisdiction and as a result of which proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

          (f)  Mrs. Daniels is a citizen of the United States of America.


          The 1996 Daniels Voting Trust is a voting trust created under the laws of the Commonwealth of Massachusetts. Its address is Robert L. Daniels, Trustee, c/o Project Software & Development, Inc., 20 University Road, Cambridge, Massachusetts 02138. The 1996 Daniels Voting Trust has not been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors). The 1996 Daniels Voting Trust has not during the last five years been a party to civil proceedings of a judicial or administrative body of competent jurisdiction and as a result of which proceeding was or is subject to a

                                 SCHEDULE 13D

CUSIP No. 743 39P 101                                          Page 7 of 9 Pages


          judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

ITEM 4.   PURPOSE OF TRANSACTION

     Item 4 is hereby amended to read in its entirety as follows:

          The 1996 Daniels Voting Trust replaces the 1994 Daniels Voting Trust, which terminated on or about August 19, 1996. Mr. Daniels founded the Company, is a director and is Chairman of the Executive Committee of the Company's Board of Directors.

          Robert L. Daniels and Susan H. Daniels believe that the current market prices for the Company's common shares do not reflect the inherent value of those shares or of the Company. Consequently, they have no plan to sell shares nor do they favor a sale of the Company at any price remotely approaching current market prices. Mr. Daniels intends to communicate with other interested parties, including but not limited to, the Company's management, his fellow directors, Company shareholders and others interested in the Company, about means to improve the trading prices for the Company's shares so that such prices more closely approximate what he believes to be the inherent value of the Company.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     Item 5 is hereby amended to read in its entirety as follows:

          (a)  Shares beneficially owned:


               Robert L. Daniels        2,139,631  (22.0%)
               Susan H. Daniels         1,059,629  (10.9%)
               Robert L. Daniels,
                 Trustee of the
                 1996 Daniels Voting
                 Trust                  2,038,758  (21.0%)


          Percentages are based on the number of shares of common stock outstanding as of January 31, 1997 (9,728,896) as contained in the issuer's Form 10-Q for the quarter ended December 31, 1996, the most recent filing by the issuer with the Commission.

                                 SCHEDULE 13D

CUSIP No. 743 39P 101                                          Page 8 of 9 Pages


          (b)  Number of shares as to which each person has:

               (i)    Sole power to vote or direct the vote:

                      Robert L. Daniels        1,117,002
                      Susan H. Daniels            43,500
                      Robert L. Daniels,
                        Trustee of the
                        1996 Daniels Voting
                        Trust                  2,038,758

               (ii)   Shared power to vote or direct the vote:

                      Robert L. Daniels        None
                      Susan H. Daniels         None
                      Robert L. Daniels,
                        Trustee of the
                        1996 Daniels Voting
                        Trust                  None

               (iii)  Sole power to dispose or direct the disposition of:

                      Robert L. Daniels        2,139,631
                      Susan H. Daniels            43,500
                      Robert L. Daniels,
                        Trustee of the
                        1996 Daniels Voting
                        Trust                  None

               (iv)   Shared power to direct the disposition of:

                      Robert L. Daniels        None
                      Susan H. Daniels         1,016,129*
                      Robert L. Daniels,
                        Trustee of the
                        1996 Daniels Voting
                        Trust                  1,016,129*

     * These shares are subject to certain restrictions on transfer contained in the 1996 Daniels Voting Trust Agreement.

          (c) On or about December 9, 1996, 150,000 shares were transferred from the Voting Trust to Robert L. Daniels (75,000) and Susan H. Daniels (75,000) for the purpose of sale under Rule 144. Between December 9, 1996 and December 16, 1996, Robert L. Daniels sold 27,500 shares of common stock in the open market at $43.00 per share. At the same time, Susan H. Daniels sold 27,500 shares of common stock in the open market at $43.00 per share. On March 14, 1997, Susan H. Daniels sold an additional 2,500 shares at a price of $34.875 per share and on March 17, 1997, Mrs. Daniels sold an additional 1,500 shares at a price of $34.50 per share.

                                   SIGNATURE

     After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement with respect to him or her is true, complete and correct.

April 15, 1997


                                    ROBERT L. DANIELS
                                    ------------------------------
                                    Robert L. Daniels


                                    SUSAN H. DANIELS
                                    ------------------------------
                                    Susan H. Daniels

                                    THE 1996 DANIELS VOTING TRUST



                                    By:  ROBERT L. DANIELS
                                       ---------------------------
                                         Robert L. Daniels, as
                                           Trustee